Exhibit 99.3

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Silvercorp Metals Inc. (the “Company” or “Silvercorp”)
Suite 1750 -1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of Material Change

June 10, 2020

Item 3.	News Release

A news release announcing the material change referred to in this report was disseminated on June 10, 2020 through Intrado (formerly GlobeNewswire) and subsequently filed under the Company’s profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

The Company announced that, further to Guyana Goldfields Inc.’s (“Guyana Goldfields”) press release of June 3, 2020 announcing receipt of a superior proposal from a third party, Silvercorp has elected not to exercise its “right to match” and will not increase the consideration payable to Guyana Goldfields shareholders under its arrangement agreement with Guyana Goldfields (the “Arrangement Agreement”). In the event Guyana Goldfields terminates the Arrangement Agreement, Silvercorp will receive a termination fee of C$9.0 million concurrent with such termination.

Item 5.	Full Description of Material Change

The Company announced that, further to Guyana Goldfields Inc.’s (“Guyana Goldfields”) press release of June 3, 2020 announcing receipt of a superior proposal from a third party, Silvercorp has elected not to exercise its “right to match” and will not increase the consideration payable to Guyana Goldfields shareholders under its arrangement agreement with Guyana Goldfields (the “Arrangement Agreement”). In the event Guyana Goldfields terminates the Arrangement Agreement, Silvercorp will receive a termination fee of C$9.0 million concurrent with such termination.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Lon Shaver Vice President
Phone: (604) 669-9397
investor@silvercorp.ca
www.silvercorp.ca

Item 9.	Date of Report

June 11, 2020